UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28720 / May 5, 2009

In the Matter of	:
	:
Washington National Life Insurance	:
Company Separate Account B	:
11815 N. Pennsylvania Street	:
Carmel IN 46032-5424	:
	:
(811-02969)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Washington National Life Insurance Company Separate Account B ("Applicant") filed an
application on November 5, 2007 and an amended application on March 18, 2009,
requesting an order under section 8(f) of the Investment Company Act of 1940 ("1940
Act"), declaring that it has ceased to be an investment company as defined by the 1940
Act.

On March 27, 2009, a notice of filing of the application was issued (Investment Company
Act Release No. IC-28680). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the 1940 Act, that Applicant's registration under
the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

Florence E. Harmon
Deputy Secretary